SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

829933100

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation
12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829933100

1.	Names of Reporting Persons John C. Malone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 22,109,179 (1, 2, 3, 4)
	8.	Shared Voting Power 99,570 (5)
	9.	Sole Dispositive Power 22,109,179 (1, 2, 3, 4)
	10.	Shared Dispositive Power 99,570 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,208,749 (1, 2, 3, 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (6)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,045,714 shares of the common stock, par value $0.001 per share (“Common Stock”), of Sirius XM Holdings Inc. (formerly known as Liberty Sirius XM Holdings Inc., the “Issuer”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)	Includes 229,035 shares of Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(3)	Includes 1,732,604 shares of Common Stock held by three trusts with respect to which Mr. Malone is the sole trustee and, with his wife, remains a unitrust interest in the trust.

(4)	Includes 19,101,826 shares of Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.

(5)	Includes 99,570 shares of Common Stock held by two trusts (the “Trusts”), one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6)	Calculated based upon the 339,133,937 shares of Common Stock outstanding as of September 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

Item 1.	Security and Issuer.

John C. Malone (the “Reporting Person” or “Mr. Malone”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (formerly known as Liberty Sirius XM Holdings Inc., the “Issuer”), beneficially owned by Mr. Malone.

The Issuer’s executive offices are located at 1221 Avenue of the Americas, 35th Floor New York, New York 10020.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on September 9, 2024, of shares of Common Stock in connection with the completion of (i) the split-off (the “Split-Off”) by Liberty Media Corporation (“Liberty Media”) of its Liberty SiriusXM Group and (ii) the subsequent merger (the “Merger” and together with the Split-Off, the “Transaction”) of a wholly owned subsidiary of the Issuer with and into Sirius XM Inc. (formerly known as Sirius XM Holdings Inc., “Old Sirius”), with Old Sirius surviving the Merger as a wholly owned subsidiary of New Sirius. The Split-Off was effected through a redemption and exchange in which, among other things, each share of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and Series C Liberty SiriusXM common stock, par value $0.01 per share, was exchanged for 0.8375 of a share of Common Stock, with cash (without interest) paid in lieu of any fractional shares of Common Stock, after aggregating all shares of Common Stock issuable by series of Liberty SiriusXM common stock. Following the completion of the Split-Off, the Merger was completed and each share of common stock of Old Sirius issued and outstanding immediately prior to the effective time of the Merger (other than shares beneficially owned by Old Sirius or the Issuer or any of its subsidiaries) was converted into one-tenth (0.1) of a share of Common Stock, with cash (without interest) being paid in lieu of any fractional shares of Common Stock.

Item 2.	Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 9, 2024 in the Transaction. For further information on the Transaction, see the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 23, 2024.

Item 4.	Purpose of the Transaction

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Mr. Malone beneficially owns 22,208,749 shares of Common Stock, including (i) 1,045,714 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (ii) 19,101,826 shares held by a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee, (iii) 229,035 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, (iv) 1,732,604 shares held by three trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “CRTs”) and (v) 99,570 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution, one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 6.5% of the outstanding shares of Common Stock, calculated based on the 339,133,937 shares of Common Stock outstanding as of September 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on September 10, 2024.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the CRTs and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2024

/s/ John C. Malone
John C. Malone